UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number 001-39001

Blue Hat Interactive Entertainment Technology

(Translation of registrant’s name into English)

7th Floor, Building C, No. 1010 Anling Road

Huli District, Xiamen, China 361009

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):☐

Blue Hat Interactive Entertainment Technology, a Cayman Islands company (the “Company”) furnishes under the cover of Form 6-K the following:

Submission of Matters to a Vote of Security Holders.

On May 10, 2022, the Company held a 2022 Extraordinary General Meeting of Shareholders (the “Meeting”) for discussion and approval of a series of proposals. A quorum was present at the Meeting as required by the Amended and Restated Memorandum and Articles of Association of the Company. The final voting results for each proposal submitted to a vote of shareholders at the Meeting are as follows.

1.	A proposal that every 10 ordinary shares of a par value of US$0.001 (the “Ordinary Shares”) each in the authorized share capital of the Company (including issued and unissued share capital) be consolidated into 1 Ordinary Share of a par value of US$0.01 (the “Share Consolidation”); such that immediately following the Share Consolidation, the authorized share capital of the Company will be US$100,000 divided into 10,000,000 shares of par value of US$0.01 each, all of which are designated as Ordinary Shares.

For	Against	Abstain
32,624,019	333,835	2,949

2.	A proposal to approve the share capital of the Company immediately increase from “US$100,000 divided into 10,000,000 shares of par value of US$0.01 each” to US$5,000,000 divided into 500,000,000 Ordinary Shares of US$0.01 par value each by the creation of an additional 490,000,000 Ordinary Shares of a par value of US$0.01 each to rank pari passu in all respects with the existing ordinary shares (the “Authorized Share Capital Increase”).

For	Against	Abstain
32,288,661	650,998	21,144

3.	A proposal to consider and approve by special resolution the Amendment and Restatement of the Memorandum and Articles of Association in the form of Second Amended and Restated Memorandum and Articles of Association attached as an Annex to the proxy statement is amended and restated to reflect the above Share Consolidation and Authorized Share Capital Increase, and the change in the registered office of the Company, by amending Clause 8 and Clause 2 of the Memorandum of Association and Article 5 of the Articles of Association. The Second Amended and Restated Memorandum and Articles of Association are to be adopted as the Memorandum and Articles of the Company, to the exclusion of the existing Memorandum and Articles.

For	Against	Abstain
32,314,586	517,264	128,953

Pursuant to the foregoing votes the Company will effect the Share Consolidation and Authorized Share Capital Increase.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 11, 2022

BLUE HAT INTERACTIVE ENTERTAINMENT TECHNOLOGY

By:	/s/ Xiaodong Chen
Name: Xiaodong Chen
Title: Chief Executive Officer